[Letterhead of Chapman and Cutler LLP]
August 2, 2016
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Re: Destra Investment Trust

Ladies and Gentlemen:
On behalf of Destra Investment Trust (the “Trust”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed initial Registration Statement on Form N‑1A (the “Registration Statement”).
Pursuant to SEC Release No. 33-6510 (February 15, 1984), the Trust hereby requests selective review of the above referenced Registration Statement.  We have relied upon the registration statement relating to the series of Destra Investment Trust II, Destra Flaherty & Crumrine Preferred and Income Fund and Destra Focused Equity Fund (each an “Old Fund” and, collectively, the “Old Funds”) as precedent in drafting the Registration Statement and consider substantially all of such filing to be substantially similar to the Registration Statement.
The Registration Statement is being filed pursuant to Agreements and Plans of Reorganization approved by the Board of Trustees of Destra Investment Trust II pursuant to which the Old Funds will reorganize into newly created series of the Trust (each a “New Fund” and, collectively, the “New Funds”) as part of a “shell” reorganization (the “Reorganization”).  Accordingly, the New Funds, which mirror the Old Funds, are created for the purpose of receiving the assets of the Old Funds and the New Funds will have had only nominal assets and will have carried on no business activities prior to the Reorganization.  Each New Fund will have the same investment objective, investment policies, investment advisor, sub-advisor, portfolio managers and service providers as the corresponding Old Fund.  Each Old Fund will be the accounting survivor of the Reorganization, and each New Fund will assume the performance and financial history of the corresponding Old Fund at the completion of the Reorganization.  Additionally, no increase in the Old Funds’ fees or expenses is expected to result from the Reorganization, and no new shareholder fees will apply to the New Funds, as a result of the Reorganization.
The disclosure in the Registration Statement with regard to the description of the New Funds, their investment objectives, strategies and policies, the risks associated with investment in the New Funds and the management of the New Funds are identical, except as described below, to the disclosures made in the registration statement relating to the Old Fund’s shares (File Nos. 333-171933 and 811-22523).  The disclosure in the Registration Statement has been revised only as necessary (1) to indicate the Old Funds are now organized as series of the Trust, (2) to make a clarification to footnote (1) of the expense table of the prospectuses to more accurately reflect how the expense cap is currently applied to the Old Funds. (3) to include disclosure pursuant to Item 15(b) describing the nature of the Reorganization and (4) to revise the language describing the agreement between the New Funds and the administrator.

Should you have any questions or require further information with respect to this Registration Statement or the filings we have relied upon as precedent for and consider substantially similar to the Registration Statement, please do not hesitate to contact me at (312) 845-3484.

Very truly yours,

/s/ Morrison C. Warren
     Morrison C. Warren
Enclosures